EXHIBIT 12

STERLING BANCORP AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF RATIOS

	Years Ended December 31,

	2009		2008		2007

Fixed Charges and Preferred Dividends:
Interest expense	$19,295		$33,388		$47,560
Capitalized debt expense trust preferred	44		44		44
Estimated interest in rent	1,551		1,605		1,416
Preferred dividends (accrued)	93		47		0

Fixed charges and preferred charges (B)	20,983		35,084		49,020
Less interest on deposits	(11,889)		(21,508)		(38,763)

Fixed charges and preferred dividends excluding interest on deposits (D)	$9,094		$13,576		$10,257

Earnings:
Pre-tax income from continuing operations	$14,330		$25,182		$23,954
Fixed charges and preferred dividends	20,983		35,084		49,020

Total earnings (A)	35,313		60,266		72,974
Less interest on deposits	(11,889)		(21,508)		(38,763)

Total earnings excluding interest on deposits (C)	$23,424		$38,758		$34,211

Ratio of earnings to fixed charges
Including interest on deposits (A)/(B)	1.68	x	1.72	x	1.49	x
Excluding interest on deposits (C)/(D)	2.58	x	2.85	x	3.34	x